Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201-6905
(214) 746-7700
FAX: (214) 746-7777
December 28, 2009
VIA EDGAR CORRESPONDENCE AND FEDERAL EXPRESS
Mr. Michael F. Johnson
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Viasystems Group, Inc.
Registration Statement on Form S-4
Filed November 12, 2009, Amendment No. 1 Filed December 17, 2009
File No. 333-163040
Dear Mr. Johnson:
          On behalf of our client Viasystems Group, Inc., a Delaware corporation (“Viasystems”), I am submitting the following responses to the Staff’s oral comments made by telephone on Wednesday, December 24, 2009 (“Staff Comments”), in connection with Viasystems’ Registration Statement on Form S-4, filed on November 12, 2009, as amended by Amendment No. 1 to Form S-4 on December 12, 2009 (as amended, the “Form S-4”). We have incorporated revisions in response to Staff Comments into Amendment No. 2 to the Form S-4 (the “2nd Amendment”), which we are concurrently filing herewith. For convenience, Staff Comments have been summarized in bold text in this letter with Viasystems’ responses thereto below.
          References in the Form S-4 to “qualified in its entirety” should be revised to read “qualified”.
          All references in the Form S-4 to “qualified in its entirety” have been revised in the 2nd Amendment to read only “qualified”. Prior to their revision, such references appeared on the following pages: page 6 (Summary), page 88 (Opinion of Thomas Weisel Partners), page 109 (No Dissenters’ Rights), page 110 (The Merger Agreement), page 229 (Description of Viasystems Capital Stock), page 233 (Comparative Rights of Viasystems Stockholders and Merix Shareholders) and page II-2 (Item 20. Indemnification of Directors and Officers).

Mr. Johnson
December 28, 2009

          Should you have any questions regarding the foregoing, please contact the undersigned at (214) 746-7700.
Very truly yours,
/s/ R. Scott Cohen
R. Scott Cohen

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